Form 40-F
period 2001-12-31
THOMSON CORP /CAN/
filed 2002-05-02
CIK 1075124

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 40-F

 (Mark One)
    [ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
             THE SECURITIES EXCHANGE ACT OF 1934



     OR



    [X]      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2001       Commission File Number 0-29954

                            THE THOMSON CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
        (Translation of Registrant's name into English (if applicable))

                                    ONTARIO
       (Province or other jurisdiction of incorporation or organization)

                                      2731
    (Primary Standard Industrial Classification Code Number (if applicable))

                                   98-0176673
            (I.R.S. Employer Identification Number (if applicable))

 METRO CENTER ONE STATION PLACE STAMFORD, CONNECTICUT UNITED STATES 06902
                                 (203) 328-9400
   (Address and telephone number of Registrant's principal executive offices)

CORPORATION SERVICE COMPANY 1177 AVENUE OF THE AMERICAS 17TH FLOOR NEW YORK,
                       NEW YORK 10036-2721 (212) 299-9100
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                 Common Shares

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form              [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

       630,740,649 COMMON SHARES; 6,000,000 SERIES II PREFERENCE SHARES;
                     18,000,000 SERIES V PREFERENCE SHARES

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                               Yes [ ]     No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [ ]

                      COMPLIANCE WITH AUDITOR INDEPENDENCE
                         AND RECONCILIATION REQUIREMENT

     The Registrant's financial statements have been reconciled to U.S. GAAP as required by Item 17 of Form 20-F under the Exchange Act. Such reconciliation is set forth in Exhibit 2 attached hereto.

                                  UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in Exhibit number 1 constitute forward-looking statements, which are based on the Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions and competitive actions.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                          THE THOMSON CORPORATION

                                          By: /s/ STEPHANE BELLO
                                             -----------------------------------
                                                       Stephane Bello
                                             Senior Vice President and Treasurer

Date: May 2, 2002

                                 EXHIBIT INDEX

                                                                 SERIALLY
EXHIBIT NUMBER                   DESCRIPTION                   NUMBERED PAGE
--------------                   -----------                   -------------
      1.         Annual Information Form (including                   5
                 Management's Discussion and Analysis of
                 Financial Condition and Results of
                 Operations), dated May 2, 2002
      2.         Audited consolidated financial statements           74
                 for the fiscal years ended December 31,
                 1999, 2000 and 2001 and as at December 31,
                 2000 and 2001, including a Reconciliation
                 to Generally Accepted Accounting Principles
                 in the United States of America for the
                 years ended December 31, 1999, 2000 and
                 2001 and as at December 31, 2000 and 2001
      3.         Consent of PricewaterhouseCoopers LLP,             119
                 independent chartered accountants,
                 regarding Form 40-F
      4.         Consent of PricewaterhouseCoopers LLP,             120
                 independent chartered accountants,
                 regarding incorporation by reference of its
                 auditors' report in the Registration
                 Statement on Form S-8 (No. 333-12284)