Form 40-F
period 2002-12-31
THOMSON CORP /CAN/
filed 2003-03-26
CIK 1075124

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 40-F

☐  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

OR

☒  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002                                                                                            Commission File Number: 0-29954

THE THOMSON CORPORATION
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant's name into English (if applicable))

Ontario
(Province or other jurisdiction of incorporation or organization)

2731
(Primary Standard Industrial Classification Code Number (if applicable))

98-0176673
(I.R.S. Employer Identification Number (if applicable)

Metro Center, One Station Place, Stamford, Connecticut 06902, (203) 328-8700
(Address and telephone number of registrant's principal executive offices)

Corporation Service Company, 1177 Avenue of the Americas, 17th Floor, New York, New York 10036-2721, (212) 299-9100
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form                                    ☒  Audited annual financial statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

        651,150,484 common shares; 6,000,000 Series II Preference Shares; 18,000,000 Series V Preference Shares

        Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

Yes    ☐  82-                                     No    ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes    ☒                        No    ☐

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

a.    Undertaking.

        The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

b.    Consent to Service of Process.

        The Corporation has previously filed a Form F-X in connection with a class of securities in relation to which the obligation to file this report arises.

CONTROLS AND PROCEDURES

a.    Evaluation of disclosure controls and procedures.

        The Corporation's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Form 40-F ("Evaluation Date"), have concluded that the Corporation's disclosure controls and procedures are effective to ensure that all information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.

b.    Changes in internal controls.

        There were no significant changes in the Corporation's internal controls or in other factors that could significantly affect the Corporation's internal controls and procedures subsequent to the Evaluation Date, including any corrective actions with regard to significant deficiencies and material weaknesses.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THE THOMSON CORPORATION

                  By: /s/ Deirdre Stanley
                  Name: Deirdre Stanley
                  Title: Senior Vice President and General Counsel

Date: March 26, 2003

CERTIFICATIONS

I, Richard J. Harrington, President and Chief Executive Officer of The Thomson Corporation, certify that:

1.
I have reviewed this annual report on Form 40-F of The Thomson Corporation;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in the internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

              /s/ Richard J. Harrington
              Richard J. Harrington
              President and Chief Executive Officer

I, Robert D. Daleo, Executive Vice President and Chief Financial Officer of The Thomson Corporation, certify that:

1.
I have reviewed this annual report on Form 40-F of The Thomson Corporation;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in the internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

              /s/ Robert D. Daleo
              Robert D. Daleo
              Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form (including Management's Discussion and Analysis), dated March 26, 2003
99.2
Audited consolidated financial statements for the fiscal years ended December 31, 2002 and 2001 and as at December 31, 2002 and 2001 (including reconciliation to U.S. GAAP for the fiscal years ended December 31, 2002 and 2001 and as at December 31, 2002 and 2001)
99.3	Consent of PricewaterhouseCoopers LLP, Chartered Accountants, regarding Form 40-F
99.4	Comments by Auditors for United States of America Readers on Canada – United States of America Reporting Differences dated February 26, 2003
99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
CONTROLS AND PROCEDURES
SIGNATURE
THE THOMSON CORPORATION
CERTIFICATIONS
EXHIBIT INDEX