Form 40-F
period 2003-12-31
THOMSON CORP /CAN/
filed 2004-03-10
CIK 1075124

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003	Commission File Number: 1-31349

THE THOMSON CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

Ontario
(Province or other jurisdiction of incorporation or organization)

2731
(Primary Standard Industrial Classification Code Number (if applicable))

98-0176673
(I.R.S. Employer Identification Number (if applicable)
 Metro Center, One Station Place, Stamford, Connecticut 06902, (203) 969-8700
(Address and telephone number of Registrant's principal executive offices)

Thomson U.S. Holdings Inc.,
Metro Center, One Station Place, Stamford, Connecticut 06902, (203) 969-8700
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
        654,579,297 common shares and 6,000,000 Series II preference shares

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

Yes ☒                             No ☐

CONTROLS AND PROCEDURES

a.     Disclosure controls and procedures.

        The Chief Executive Officer and Chief Financial Officer of The Thomson Corporation (the "Corporation"), after evaluating the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report, have concluded that the Corporation's disclosure controls and procedures are effective to ensure that all information required to be disclosed by the Corporation in reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.

b.     Changes in internal controls over financial reporting.

        There was no change in the Corporation's internal control over financial reporting that occurred during the Corporation's last fiscal year that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

        The disclosure provided under the heading "Audit Committee Financial Expert" on page 72 of Exhibit 1 (Annual Information Form) is incorporated by reference herein.

CODE OF ETHICS

        The disclosure provided under the heading "Code of Business Conduct and Ethics" on page 72 of Exhibit 1 (Annual Information Form) is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers LLP has been the auditor of the Corporation since its incorporation in 1977.

        Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2003 and 2002 were as follows:

Fees in millions of U.S. dollars	2003	2002
Audit fees	10.7	11.3
Audit-related fees	6.3	2.9
Tax fees	7.5	7.8
All other fees	1.7	4.0

Total	26.2	26.0

Audit Fees

        These audit fees were for professional services rendered for the audits of the Corporation's consolidated financial statements, review of interim financial statements included in the Corporation's quarterly reports and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Audit-Related Fees

        These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the "audit fees" category above. These services included Sarbanes-Oxley Section 404 advisory services, internal control reviews, audits of the Corporation's various employee benefit plans, transaction due diligence, subsidiary audits, and other services related to acquisitions and dispositions.

Tax Fees

        These tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance for customs and duties, advisory services regarding common forms of domestic and international taxation (i.e., tax credits, income tax, VAT, GST and excise taxes) and advisory services regarding restructurings, mergers and acquisitions.

All Other Fees

        Fees disclosed in the table above under the item "all other fees" were for services other than the audit fees, audit-related fees and tax fees described above. These services included:

  •
  Insurance, transaction and benefit plan advisory services;

  •
  Review of non-financial information systems design and implementation in 2002; and

  •
  French translations of financial statements, management's discussion and analysis and financial information included in our annual information form, prospectuses and other offering documents.

Pre-Approval Policies and Procedures

        The Corporation's audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Corporation's management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Corporation's senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee's charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for pre-approval between audit committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended December 31, 2003, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the SEC.

OFF-BALANCE SHEET ARRANGEMENTS

        The disclosure provided under the heading "Commitments" on page 52 of Exhibit 1 (Annual Information Form) is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The disclosure provided under the heading "Commitments" on page 52 of Exhibit 1 (Annual Information Form) is incorporated by reference herein.

IDENTIFICATION OF AUDIT COMMITTEE

        The disclosure provided under the heading "Directors and Officers" on page 69 of Exhibit 1 (Annual Information Form) is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

a.     Undertaking.

        The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

b.     Consent to Service of Process.

        Concurrent with the filing of this report, the Corporation is filing an amended Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THE THOMSON CORPORATION
Date: March 10, 2004
	By:	/s/ DEIRDRE STANLEY Name: Deirdre Stanley Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description
1	Annual Information Form (including Management's Discussion and Analysis), dated March 10, 2004
2
Audited consolidated financial statements for the fiscal years ended December 31, 2003 and 2002 and as at December 31, 2003 and 2002 (including reconciliation to U.S. GAAP for the fiscal years ended December 31, 2003 and 2002 and as at December 31, 2003 and 2002)
3	Consent of PricewaterhouseCoopers LLP, Chartered Accountants
4	Comments by Auditors for United States of America Readers on Canada – United States of America Reporting Differences
31	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF AUDIT COMMITTEE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURE
EXHIBIT INDEX