Form 40-F
period 2004-12-31
THOMSON CORP /CAN/
filed 2005-03-02
CIK 1075124

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File Number: 1-31349

THE THOMSON CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

Ontario
(Province or other jurisdiction of incorporation or organization)

2731
(Primary Standard Industrial Classification Code Number (if applicable))

98-0176673
(I.R.S. Employer Identification Number (if applicable)
 Metro Center, One Station Place, Stamford, Connecticut 06902, (203) 539-8000
(Address and telephone number of Registrant's principal executive offices)

Thomson U.S. Holdings Inc.,
Metro Center, One Station Place, Stamford, Connecticut 06902, (203) 539-8000
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
        655,131,827 common shares and 6,000,000 Series II preference shares

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

Yes ☒                             No ☐

CONTROLS AND PROCEDURES

a.     Disclosure controls and procedures.

        The Chief Executive Officer and Chief Financial Officer of The Thomson Corporation (the "Corporation"), after evaluating the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report, have concluded that the Corporation's disclosure controls and procedures are effective to ensure that all information required to be disclosed by the Corporation in reports that it files or furnishes under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

b.     Changes in internal controls over financial reporting.

        There was no change in the Corporation's internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) that occurred during the Corporation's last fiscal year that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

        The disclosure provided under the heading "Audit Committee" on page 45 of Exhibit 1 (Annual Information Form) is incorporated by reference herein.

CODE OF ETHICS

        The disclosure provided under the heading "Code of Business Conduct and Ethics" on page 48 of Exhibit 1 (Annual Information Form) is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The disclosure provided under the heading "Principal Accountant Fees and Services" on page 46 of Exhibit 1 (Annual Information Form) is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

        The disclosure provided under the heading "Off-Balance Sheet Arrangements, Commitments and Contractual Obligations" on page 20 of Exhibit 2 (Management's Discussion and Analysis) is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The disclosure provided under the heading "Off-Balance Sheet Arrangements, Commitments and Contractual Obligations" on page 20 of Exhibit 2 (Management's Discussion and Analysis) is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

        The disclosure provided under the heading "Directors and Officers" on page 42 of Exhibit 1 (Annual Information

Form) is incorporated by reference herein.

DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

        The disclosure provided under the headings "Controlled Company," "Independent Directors," "Presiding Director at Meetings of Non-Management Directors," "Communications with Non-Management Directors" and "Corporate Governance Guidelines and Board Committee Charters" beginning on page 47 of Exhibit 1 (Annual Information Form) is incorporated by reference herein.

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

b.     Consent to Service of Process.

        The Corporation has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THE THOMSON CORPORATION
Date: March 2, 2005
	By:	/s/ Deirdre Stanley Name: Deirdre Stanley Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description
1	Annual Information Form dated March 2, 2005
2	Management's Discussion and Analysis for the fiscal years ended December 31, 2004 and 2003 and as at December 31, 2004 and 2003
3
Audited consolidated financial statements for the fiscal years ended December 31, 2004 and 2003 and as at December 31, 2004 and 2003 (including reconciliation to U.S. GAAP for the fiscal years ended December 31, 2004 and 2003 and as at December 31, 2004 and 2003)
4	Consent of PricewaterhouseCoopers LLP, Chartered Accountants
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURE
EXHIBIT INDEX