Form 40-F
period 2005-12-31
THOMSON CORP /CAN/
filed 2006-03-01
CIK 1075124

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 40-F

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
OR

☑	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005	Commission File Number: 1-31349

THE THOMSON CORPORATION
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English (if applicable))
Ontario
(Province or other jurisdiction of incorporation or organization)
2741
(Primary Standard Industrial Classification Code Number (if applicable))
98-0176673
(I.R.S. Employer Identification Number (if applicable)
Metro Center, One Station Place, Stamford, Connecticut 06902, (203) 539-8000
(Address and telephone number of Registrant’s principal executive offices)
Thomson Holdings Inc.
Attn: Deirdre Stanley, Esq., Senior Vice President and General Counsel
Metro Center, One Station Place, Stamford, Connecticut 06902, (203) 539-8000
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered

Common shares	New York Stock Exchange
     Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Debt Securities
For annual reports, indicate by check mark the information filed with this Form:
☑ Annual information form                ☑ Audited annual financial statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
     648,948,992 common shares and 6,000,000 Series II preference shares
     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
           Yes     ☐     82-                         No     ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
     Yes     ☑                                   No     ☐

CONTROLS AND PROCEDURES
a.	Disclosure controls and procedures.
The Chief Executive Officer and Chief Financial Officer of The Thomson Corporation (the “Corporation”), after evaluating the effectiveness of the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report, have concluded that the Corporation’s disclosure controls and procedures are effective to ensure that all information required to be disclosed by the Corporation in reports that it files or furnishes under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
b.	Changes in internal control over financial reporting.
There was no change in the Corporation’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) that occurred during the Corporation’s last fiscal year that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
The disclosure provided under the heading “Audit Committee” on page 41 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.
CODE OF ETHICS
The disclosure provided under the heading “Code of Business Conduct and Ethics” on page 45 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under the heading “Principal Accountant Fees and Services” on page 42 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under the heading “Off-Balance Sheet Arrangements, Commitments and Contractual Obligations” on page 24 of Exhibit 99.2 (Management’s Discussion and Analysis) is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The disclosure provided under the heading “Off-Balance Sheet Arrangements, Commitments and Contractual Obligations” on page 24 of Exhibit 99.2 (Management’s Discussion and Analysis) is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE
The disclosure provided under the heading “Directors and Officers” on page 39 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.
DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
The disclosure provided under the headings “Controlled Company,” “Independent Directors,” “Presiding Directors at Meetings of Non-Management and Independent Directors,” “Communications with Non-Management and Independent Directors and Presiding Directors” and “Corporate Governance Guidelines and Board Committee Charters” beginning on page 44 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.
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
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THE THOMSON CORPORATION

By:	/s/ Deirdre Stanley

Name: Deirdre Stanley
Title: Senior Vice President and General Counsel
Date: March 1, 2006

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the year ended December 31, 2005

99.2	Management’s Discussion and Analysis for the year ended December 31, 2005

99.3	Audited Consolidated Financial Statements for the year ended December 31, 2005

99.4	Consent of PricewaterhouseCoopers LLP, Chartered Accountants

99.5	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002