Form 40-F
period 2006-12-31
THOMSON CORP /CAN/
filed 2007-03-01
CIK 1075124

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number: 1-31349
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
     640,437,013 common shares and 6,000,000 Series II preference shares
     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐ 82-___           No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑            No ☐

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under the heading “Disclosure Controls and Procedures” on page 41 of Exhibit 99.2 (Management’s Discussion and Analysis) is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
a.	Changes in internal control over financial reporting.

The disclosure provided under the heading “Internal Control over Financial Reporting” on page 41 of Exhibit 99.2 (Management’s Discussion and Analysis) is incorporated by reference herein.

b.	Management’s report on internal control over financial reporting.

The disclosure provided under the heading “Internal Control over Financial Reporting” on page 41 of Exhibit 99.2 (Management’s Discussion and Analysis) and the disclosure provided under the heading “Management’s Report on Internal Control over Financial Reporting” on page 1 of Exhibit 99.3 (Audited Consolidated Financial Statements) are incorporated by reference herein.

c.	Auditor’s attestation report on internal control over financial reporting.

The disclosure provided under the heading “Independent Auditor’s Report” on page 2 of Exhibit 99.3 (Audited Consolidated Financial Statements) is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT
The disclosure provided under the heading “Audit Committee” on page 41 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.
CODE OF ETHICS
The disclosure provided under the heading “Code of Business Conduct and Ethics” on page 47 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under the heading “Principal Accountant Fees and Services” on page 44 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under the heading “Off-Balance Sheet Arrangements, Commitments and Contractual Obligations” on page 29 of Exhibit 99.2 (Management’s Discussion and Analysis) is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The disclosure provided under the heading “Off-Balance Sheet Arrangements, Commitments and Contractual Obligations” on page 29 of Exhibit 99.2 (Management’s Discussion and Analysis) is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated Audit Committee of its Board of Directors established in accordance with Section 3(a)(58)(A) of the Exchange Act. The disclosure provided under the heading “Audit Committee” on page 41 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.
DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
The disclosure provided under the headings “Controlled Company,” “Independent Directors,” “Presiding Directors at Meetings of Non-Management and Independent Directors,” “Communications with Non-Management and Independent Directors and Presiding Directors” and “Corporate Governance Guidelines and Board Committee Charters” beginning on page 45 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.
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

THE THOMSON CORPORATION
By:	/s/ Deirdre Stanley
	Name:	Deirdre Stanley
	Title:	Senior Vice President and General Counsel

Date: March 1, 2007

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the year ended December 31, 2006

99.2	Management’s Discussion and Analysis for the year ended December 31, 2006

99.3	Audited Consolidated Financial Statements for the year ended December 31, 2006

99.4	Consent of PricewaterhouseCoopers LLP, Independent Auditors

99.5	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002