Form 40-F
period 2007-12-31
THOMSON CORP /CAN/
filed 2008-03-10
CIK 1075124

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number: 1-31349

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

638,682,953 common shares and 6,000,000 Series II preference shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under the heading "Disclosure Controls and Procedures" on page 39 of Exhibit 99.2 (Management's Discussion and Analysis) is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

a.     Changes in internal control over financial reporting.

  The disclosure provided under the heading "Internal Control over Financial Reporting" on page 39 of Exhibit 99.2 (Management's Discussion and Analysis) is incorporated by reference herein.

b.    Management's report on internal control over financial reporting.

  The disclosure provided under the heading "Internal Control over Financial Reporting" on page 39 of Exhibit 99.2 (Management's Discussion and Analysis) and the disclosure provided under the heading "Management's Report on Internal Control over Financial Reporting" on page 1 of Exhibit 99.3 (Audited Consolidated Financial Statements) are incorporated by reference herein.

c.     Auditors' report on internal control over financial reporting.

  The disclosure provided under the heading "Independent Auditors' Report" on page 2 of Exhibit 99.3 (Audited Consolidated Financial Statements) is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The disclosure provided under the heading "Audit Committee" on page 10 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.

CODE OF ETHICS

The disclosure provided under the heading "Code of Business Conduct and Ethics" on page 15 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under the heading "Principal Accountant Fees and Services" on page 13 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading "Off-Balance Sheet Arrangements, Commitments and Contractual Obligations" on page 29 of Exhibit 99.2 (Management's Discussion and Analysis) is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under the heading "Off-Balance Sheet Arrangements, Commitments and Contractual Obligations" on page 29 of Exhibit 99.2 (Management's Discussion and Analysis) is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated Audit Committee of its Board of Directors established in accordance with Section 3(a)(58)(A) of the Exchange Act. The disclosure provided under the heading "Audit Committee" on page 10 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.

DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

The disclosure provided under the headings "Controlled Company," "Independent Directors," "Presiding Directors at Meetings of Non-Management and Independent Directors," "Communications with Non-Management and Independent Directors and Presiding Directors" and "Corporate Governance Guidelines and Board Committee Charters" beginning on page 14 of Exhibit 99.1 (Annual Information Form) is incorporated by reference herein.

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

THE THOMSON CORPORATION
	By:	/s/ Deirdre Stanley

	Name:	Deirdre Stanley
	Title:	Senior Vice President and General Counsel
Date: March 10, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the year ended December 31, 2007
99.2	Management's Discussion and Analysis for the year ended December 31, 2007
99.3	Audited Consolidated Financial Statements for the year ended December 31, 2007
99.4	Consent of PricewaterhouseCoopers LLP
99.5	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Code of Ethics (incorporated by reference to Exhibit 99.1 of the Registrant's Form 6-K (File No. 1-31349) furnished to the Securities and Exchange Commission on January 30, 2007)

QuickLinks

EXHIBIT INDEX