Form 40-F
period 2008-12-31
THOMSON REUTERS CORP /CAN/
filed 2009-03-30
CIK 1075124

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F and FORM 20-F

Form 40-F
(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

Commission File Number: 1-31349

Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-08354

Form 40-F		Form 20-F
THOMSON REUTERS CORPORATION	(Exact name of Registrant as specified in its charter)	THOMSON REUTERS PLC
Ontario, Canada	(Province or other jurisdiction of incorporation or organization)	England and Wales
2741	(Primary Standard Industrial Classification Code Number)	2741
98-0176673	(I.R.S. Employer Identification No. (if applicable))	Not Applicable

3 Times Square
New York, New York 10036
(Address of Registrants’ principal executive offices)

Deirdre Stanley, Executive Vice President and General Counsel
deirdre.stanley@thomsonreuters.com
Telephone: (646) 223-4000
Facsimile: (646) 223-7719
3 Times Square
New York, New York 10036
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Form 40-F

Thomson Reuters Holdings Inc.
 Attn: Deirdre Stanley, Executive Vice President and General Counsel
 3 Times Square
 New York, New York 10036
 Telephone: (646) 223-4000
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
 None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
 Debt Securities

For annual reports, indicate by check mark the information filed with this Form:
☑ Annual information form	☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 646,046,307 common shares, 6,000,000 Series II preference shares, 1 Equalization Share, 1 Special Voting Share and 1 Reuters Founders Share

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐	82-	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑	No ☐

Form 20-F

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing six ordinary shares, £0.25 nominal value each	The Nasdaq Stock Market LLC

Ordinary shares, £0.25 nominal value each*

* Not for trading, but in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
 None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
 None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 181,229,241 ordinary shares, 1 Special Voting Share and 1 Reuters Founders Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☑     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.           Undertaking

Thomson Reuters Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.           Consent to Service of Process

(1)	Thomson Reuters Corporation has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

(2)
Any change to the name or address of Thomson Reuters Corporation’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Thomson Reuters  Corporation.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THOMSON REUTERS CORPORATION (Registrant)
	By:	/s/ Deirdre Stanley
		Name:	Deirdre Stanley
		Title:	Executive Vice President and General Counsel
Date: March 30, 2009

EXHIBIT INDEX TO FORM 40-F

Number	Description
99.1
Annual Report for the year ended December 31, 2008 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2008)

99.2	Consent of PricewaterhouseCoopers LLP, Toronto

99.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Code of Ethics (incorporated by reference to Exhibit 99.1 from Thomson Reuters Corporation’s Form 6-K dated November 10, 2008)

99.8	Thomson Reuters Audit Committee Charter

99.9	Thomson Reuters Corporation Restated Articles of Incorporation (incorporated by reference to Exhibit 99.1 from Thomson Reuters Corporation's Form 6-K dated April 17, 2008)

99.10	Thomson Reuters Corporation Amended and Restated By-Laws (incorporated by reference to Exhibit 99.2 from Thomson Reuters Corporation's Form 6-K dated April 17, 2008)