Form 40-F
period 2009-12-31
THOMSON REUTERS CORP /CAN/
filed 2010-03-11
CIK 1075124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File Number: 1-31349

THOMSON REUTERS CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

Province of Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

2741
(Primary Standard Industrial Classification Code Number (if applicable))

98-0176673
(I.R.S. Employer Identification Number (if applicable)

3 Times Square, New York, New York 10036
Telephone: (646) 223-4000
(Address and telephone number of Registrant's principal executive offices)

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

829,758,313 common shares, 6,000,000 Series II preference shares and 1 Thomson Reuters Founders Share

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☒

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

b.    Consent to Service of Process.

(1)	The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

(2)	Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THOMSON REUTERS CORPORATION

	By:	/s/ Deirdre Stanley

	Name:	Deirdre Stanley
	Title:	Executive Vice President and General Counsel

Date: March 11, 2010

EXHIBIT INDEX

Exhibit Number	Description

99.1
Annual Report for the year ended December 31, 2009 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2009)

99.2	Consent of PricewaterhouseCoopers LLP

99.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Thomson Reuters Audit Committee Charter