Form 40-F
period 2010-12-31
THOMSON REUTERS CORP /CAN/
filed 2011-03-09
CIK 1075124

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number: 1-31349

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

833,396,235 common shares, 6,000,000 Series II preference shares and 1 Thomson Reuters Founders Share

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-_________	No ☒

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

Yes ☐	No ☐

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

Date: March 9, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1
Annual Report for the year ended December 31, 2010 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2010), and includes a Form 40-F Cross Reference Table on page 148

99.2	Consent of PricewaterhouseCoopers LLP
99.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Audit Committee Charter