Form 40-F
period 2013-12-31
THOMSON REUTERS CORP /CAN/
filed 2014-03-12
CIK 1075124

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number: 1-31349

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

820,155,832 common shares, 6,000,000 Series II preference shares and 1 Thomson Reuters Founders Share

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

Date: March 12, 2014

EXHIBIT INDEX

Exhibit Number	Description
99.1
Annual Report for the year ended December 31, 2013 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2013), and includes a Form 40-F Cross Reference Table on page 162

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