Form 40-F
period 2014-12-31
THOMSON REUTERS CORP /CAN/
filed 2015-03-13
CIK 1075124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission File Number: 1-31349

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

Telephone: (646) 223-4000

(Address and telephone number of Registrant’s principal executive offices)

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

796,016,214 common shares, 6,000,000 Series II preference shares and 1 Thomson Reuters Founders Share

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

THOMSON REUTERS CORPORATION

By:	/s/ Deirdre Stanley
Name:	Deirdre Stanley
Title:	Executive Vice President, General Counsel & Secretary

Date: March 13, 2015

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Report for the year ended December 31, 2014 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2014), and includes a Form 40-F Cross Reference Table on page 161

99.2	Consent of PricewaterhouseCoopers LLP

99.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Audit Committee Charter