Form 40-F
period 2016-12-31
THOMSON REUTERS CORP /CAN/
filed 2017-03-09
CIK 1075124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

333 Bay Street, Suite 400

Toronto, Ontario M5H 2R2, Canada

Telephone: (416) 687-7500

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

727,443,301 common shares, 6,000,000 Series II preference shares and 1 Thomson Reuters Founders Share

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

THOMSON REUTERS CORPORATION

By:	/s/ Deirdre Stanley
Name:	Deirdre Stanley
Title:	Executive Vice President, General Counsel & Secretary

Date: March 9, 2017

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Report for the year ended December 31, 2016 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2016), and includes a Form 40-F Cross Reference Table on page 176

99.2	Consent of PricewaterhouseCoopers LLP

99.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Audit Committee Charter