Form 40-F
period 2018-12-31
THOMSON REUTERS CORP /CAN/
filed 2019-03-13
CIK 1075124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission File Number: 1-31349

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

501,493,187 common shares, 6,000,000 Series II preference shares and 1 Thomson Reuters Founders Share

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No   ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

THOMSON REUTERS CORPORATION

By:	/s/ Deirdre Stanley
Name:	Deirdre Stanley
Title:	Executive Vice President, General Counsel & Secretary

Date: March 13, 2019

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Annual Report for the year ended December 31, 2018 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2018), and includes a Form 40-F Cross Reference Table on page 182

99.2	Consent of PricewaterhouseCoopers LLP

99.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Thomson Reuters Corporation’s Form 6-K dated February 16, 2018)

99.8	Audit Committee Charter

101	Interactive Data File

tri-20181231.xml

tri-20181231.xsd

tri-20181231_cal.xml

tri-20181231_def.xml

tri-20181231_lab.xml

tri-20181231_pre.xml