Form 40-F/A
period 2018-12-31
THOMSON REUTERS CORP /CAN/
filed 2019-03-27
CIK 1075124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 40-F for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission on March 13, 2019 (the “Original Form 40-F”), is being filed for the sole purpose of updating the consent in Exhibit 99.2 to reflect the signature of PricewaterhouseCoopers LLP, which was inadvertently omitted from the consent filed electronically as part of the Original Form 40-F. The Registrant had a signed copy of the consent from PricewaterhouseCoopers LLP when it filed the Original Form 40-F.

In addition, new certifications by the Registrant’s principal executive officer and principal financial officer are filed herewith as Exhibits 99.3 and 99.4 of this Amendment No. 1.

No other changes have been made to the Original Form 40-F other than the filing of the exhibits referred to above. This Amendment No. 1 does not reflect subsequent events occurring after the date of the Original Form 40-F or modify or update in any way any disclosures in the Original Form 40-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THOMSON REUTERS CORPORATION

By:	/s/ Marc E. Gold
Name:	Marc E. Gold
Title:	Assistant Secretary

Date: March 27, 2019

EXHIBIT INDEX

Exhibit
Number	Description

99.1*	Annual Report for the year ended December 31, 2018 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2018), and includes a Form 40-F Cross Reference Table on page 182

99.2	Consent of PricewaterhouseCoopers LLP

99.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5*	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6*	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7*	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Thomson Reuters Corporation’s Form 6-K dated February 16, 2018)

99.8*	Audit Committee Charter

101*	Interactive Data File

tri-20181231.xml

tri-20181231.xsd

tri-20181231_cal.xml

tri-20181231_def.xml

tri-20181231_lab.xml

tri-20181231_pre.xml

*	Previously filed.