Form 40-F
period 2019-12-31
THOMSON REUTERS CORP /CAN/
filed 2020-03-10
CIK 1075124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019	Commission File Number: 1-31349

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

333 Bay Street, Suite 300

Toronto, Ontario M5H 2R2, Canada

Telephone: (416) 687-7500

(Address and telephone number of Registrant’s principal executive offices)

Thomson Reuters Holdings Inc.

Attn: General Counsel’s Office

3 Times Square

New York, New York 10036

Telephone: (646) 223-4000

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common shares	TRI	New York Stock Exchange

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

497,459,546 common shares, 6,000,000 Series II preference shares and 1 Thomson Reuters Founders Share

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

THOMSON REUTERS CORPORATION

By:	/s/ Thomas Kim
Name:	Thomas Kim
Title:	Chief Legal Officer & Company Secretary

Date: March 10, 2020

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Annual Report for the year ended December 31, 2019 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2019), and includes a Form 40-F Cross Reference Table on page 202

99.2	Consent of PricewaterhouseCoopers LLP

99.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Audit Committee Charter

101	Interactive Data File

tri-20191231.xml

tri-20191231.xsd

tri-20191231_cal.xml

tri-20191231_def.xml

tri-20191231_lab.xml

tri-20191231_pre.xml