Form 40-F
period 2020-12-31
THOMSON REUTERS CORP /CAN/
filed 2021-03-10
CIK 1075124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Telephone: (647) 480-7000

(Address and telephone number of Registrant’s principal executive offices)

Thomson Reuters Holdings Inc.

Attn: Legal Department

3 Times Square

New York, New York 10036

Telephone: (646) 540-3000

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

Debt Securities of Thomson Reuters Corporation and Guarantees of Debt Securities of TR Finance LLC

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

497,117,528 common shares, 6,000,000 Series II preference shares and 1 Thomson Reuters Founders Share

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

THOMSON REUTERS CORPORATION

By:	/s/ Thomas Kim
Name:	Thomas Kim
Title:	Chief Legal Officer & Company Secretary

Date: March 10, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Report for the year ended December 31, 2020 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2020), and includes a Form 40-F Cross Reference Table on page 196

99.2	Consent of PricewaterhouseCoopers LLP

99.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Thomson Reuters Corporation’s Form 6-K dated June 18, 2020)

99.8	Audit Committee Charter

99.9	List of Subsidiary Issuers and Guarantors (incorporated by reference to Exhibit 22.1 of the joint Registration Statement on Form F-3 (File No. 333-239392) and Form F-10 (File No. 333-239390) filed on July 6, 2020 by Thomson Reuters Corporation and the subsidiary issuer and guarantors named therein)

101	Interactive Data File

tri-20201231.xml

tri-20201231.xsd

tri-20201231_cal.xml

tri-20201231_def.xml

tri-20201231_lab.xml

tri-20201231_pre.xml