Form 40-F
period 2021-12-31
THOMSON REUTERS CORP /CAN/
filed 2022-03-10
CIK 1075124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
486,092,864 common shares, 6,000,000 Series II preference shares and 1 Thomson Reuters Founders Share
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
of the Exchange Act.
Emerging growth company

☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
†
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
☒

Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: New York, NY, USA	Auditor Firm ID : 238

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
Date: March
10
, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1
Annual Report for the year ended December 31, 2021 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2021), and includes a Form
40-F
Cross Reference Table on page 19
3

99.2	Consent of PricewaterhouseCoopers LLP

99.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Thomson Reuters Corporation’s Form 6-K dated June 21, 2021)

99.8	Audit Committee Charter

99.9
List of Subsidiary Issuers and Guarantors (incorporated by reference to Exhibit 22.1 of the joint Registration Statement on Form
F-3
(File
No. 333-239392)
and Form
F-10
(File
No. 333-239390)
filed on July 6, 2020 by Thomson Reuters Corporation and the subsidiary issuer and guarantors named therein)

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)