Form 40-F
period 2023-12-31
THOMSON REUTERS CORP /CAN/
filed 2024-03-07
CIK 1075124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
Commission File
Number: 001-31349

THOMSON REUTERS CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))
Province of
Ontario
,
Canada
(Province or other jurisdiction of incorporation or organization)
2741
(Primary Standard Industrial Classification Code Number (if applicable))
98-0176673
(I.R.S. Employer Identification Number (if applicable))
19 Duncan Street
Toronto, Ontario M5H 3H1, Canada
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
452,962,832 common shares, 6,000,000 Series II preference shares and 1 Thomson Reuters Founders
Share as at December 31, 2023
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
☒
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

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on
Form 40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THOMSON REUTERS CORPORATION

By:	/s/ Michael Eastwood
Name:	Michael Eastwood
Title:	Chief Financial Officer
Date: March 7, 2024

EXHIBIT INDEX

Exhibit Number	Description

97.1	Compensation Recovery Policy

99.1
Annual Report for the year ended December 31, 2023 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2023), and includes a Form
40-F
Cross Reference Table on page 199

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