Form 40-F
period 2025-12-31
THOMSON REUTERS CORP /CAN/
filed 2026-03-05
CIK 1075124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Thomson Reuters Holdings Inc.

Attn: Legal Department

3 Times Square

New York, New York 10036

Telephone: (646) 540-3000

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered

Common Shares	TRI	The Nasdaq Stock Market LLC
3.350% Notes due 2026(1)	TRI26	The Nasdaq Stock Market LLC
5.850% Notes due 2040(1)	TRI40	The Nasdaq Stock Market LLC
4.500% Notes due 2043(1)	TRI143A	The Nasdaq Stock Market LLC
5.650% Notes due 2043(1)	TRI143B	The Nasdaq Stock Market LLC
5.500% Debentures due 2035(1)	TRI35	The Nasdaq Stock Market LLC

(1) Issued by TR Finance LLC and guaranteed by Thomson Reuters Corporation and subsidiary guarantors.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

444,962,490 common shares, 6,000,000 Series II preference shares and 1 Thomson Reuters Founders Share

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

Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: New York, NY, USA	Auditor Firm ID: 238

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

THOMSON REUTERS CORPORATION

By:	/s/ Michael Eastwood
Name:	Michael Eastwood
Title:	Chief Financial Officer

Date: March 5, 2026

EXHIBIT INDEX

Exhibit Number	Description

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of the Annual Report on Form 40-F filed by Thomson Reuters Corporation on March 6, 2025)

99.1

Annual Report for the year ended December 31, 2025 (which constitutes an Annual Information Form and includes Management’s Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2025), and includes a Form 40-F Cross Reference Table on page 181

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

99.9

List of Subsidiary Issuers and Guarantors (incorporated by reference to Exhibit 22.1 of the joint Registration Statement on Form F-3 (File No. 333-285927, 333-285927-01, 333-285927-02 and 333-285927-03) and Form F-10 (File No. 333-285907) filed on March 19, 2025 by Thomson Reuters Corporation and the subsidiary issuer and guarantors named therein)

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)